# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioCardia, Inc., CIK 0000925741
CUSIP: 09060U606
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 320 Soquel Way, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-204468
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 234,604; shared voting power 1,304,530; sole dispositive power 234,604; shared dispositive power 1,304,530; aggregate amount beneficially owned 1,539,134 (9.9% of the class)
  Comment: *Based on 15,138,782 shares of common stock of the issuer (the "Common Stock") outstanding as of August 11, 2026, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026. The Reporting Person may be deemed to beneficially own (i) 1,271,165 shares of Common Stock and (ii) 1,040,349 warrants (the "Warrants"), each to purchase one share of Common Stock. All of the Warrants are subject to a blocker provision pursuant to which the warrantholder does not have the right to exercise such Warrants if such exercise would result in beneficial ownership by the Reporting Person, together with his affiliates and any other persons acting as a group together with the Reporting Person, of more than 9.99% of the Common Stock outstanding upon such exercise. Upon exercise, 59,262 of the Warrants (the "Sole Power Warrants"), all of which are subject to the blocker provision described above, would result in the issuance of shares of Common Stock over which the Reporting Person would have sole voting and dispositive power.
  
  The 1,539,134 shares of Common Stock reported on this amended Schedule 13G as beneficially owned by the Reporting Person represent the 1,271,165 shares of Common Stock that the Reporting Person beneficially owns and 267,969 shares of Common Stock issuable upon the exercise of Warrants, which collectively represent the Reporting Person's maximum beneficial ownership permissible under the applicable blocker provisions, or 9.99%. Due to field limitations of the EDGAR filing system, the percentage listed in Row 11 has been rounded down to 9.9%. This Schedule 13G assumes that the 267,969 Warrants so exercised would include all Sole Power Warrants. If there were no limit on the Reporting Person's beneficial ownership of the issuer's Common Stock, the Reporting Person could be deemed to be the beneficial owner of an aggregate of 2,311,514 shares of Common Stock, representing 14.29% of the issuer's outstanding Common Stock (factoring in the exercise of such Warrants).

## Item 1. Issuer
Name of issuer: BioCardia, Inc.
Address of issuer's principal executive offices: 320 Soquel Way, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 319,976 shares of Common Stock and 405,175 shares of Common Stock issuable upon exercise of Warrants are held by Tomsat Investment & Trading Co., Inc., a corporation wholly owned by Mr. Satterfield and of which he serves as President; 350,847 shares of Common Stock and 575,912 shares of Common Stock issuable upon exercise of Warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 400,000 shares of Common Stock are held by Caldwell Mill Opportunity Fund, LLC, a fund managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

Additionally, Mr. Satterfield has a limited power of attorney for voting and disposition purposes with respect to the following shares of Common Stock: Rebecca A. Satterfield (25,000 shares). Ms. Satterfield has the right to receive or the power to direct the receipt of the proceeds from the sale of her shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (11/10/2026)